UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Marina Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.006 per share

(Title of Class of Securities)

56804Q102

(CUSIP Number)

Ford S. Worthy, Esq.

Pappas Ventures

2520 Meridian Parkway

Suite 400

Durham, NC 27713

(919) 998-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). A.M. Pappas Life Science Ventures III, LP I.D. No. 20-0098369
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,005,195 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,005,195 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,005,195 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 8.5% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Calculated based on 58,543,055 shares of the Issuer’s common stock outstanding, which includes (i) 56,943,055 shares outstanding as of May 23, 2011 as reported by the Issuer in its Proxy Statement filed on June 7, 2011, and (ii) 1,600,000 shares outstanding as a result of the Reporting Persons having exercised warrants.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). PVIII CEO Fund, LP I.D. No. 20-1167774
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 311,178 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 311,178 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 311,178 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(2)	Calculated based on 58,543,055 shares of the Issuer’s common stock outstanding, which includes (i) 56,943,055 shares outstanding as of May 23, 2011 as reported by the Issuer in its Proxy Statement filed on June 7, 2011, and (ii) 1,600,000 shares outstanding as a result of the Reporting Persons having exercised warrants.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS AMP&A Management III, LLC I.D. No. 20-0098387
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,316,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,316,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,316,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(3)	Calculated based on 58,543,055 shares of the Issuer’s common stock outstanding, which includes (i) 56,943,055 shares outstanding as of May 23, 2011 as reported by the Issuer in its Proxy Statement filed on June 7, 2011, and (ii) 1,600,000 shares outstanding as a result of the Reporting Persons having exercised warrants.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS A. M. Pappas & Associates, LLC I.D. No. 56-1990526
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,316,373 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,316,373 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,316,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.1% (4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(4)	Calculated based on 58,543,055 shares of the Issuer’s common stock outstanding, which includes (i) 56,943,055 shares outstanding as of May 23, 2011 as reported by the Issuer in its Proxy Statement filed on June 7, 2011, and (ii) 1,600,000 shares outstanding as a result of the Reporting Persons having exercised warrants.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 6 of 8

Schedule 13D

EXPLANATORY NOTE: The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 2”). This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 2, 2010, as amended by Amendment No. 1 on May 31, 2011 (the “Schedule 13D”), as specifically set forth herein. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 6, 2011, the Pappas Funds exercised all their Series B Warrants at a price of $0.128 per warrant, which resulted in the acquisition of 1,600,000 shares of Common Stock of the Issuer and 1,600,000 Series A Warrants. The aggregate exercise price was $204,800, the source of which was available working capital and investment capital in the Pappas Funds. The Series A Warrants are not exercisable within the next 60 days. Therefore, the underlying shares of Common Stock of the Issuer for which the Series A Warrants are exercisable are not reported as shares beneficially owned by the Reporting Persons herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Persons acquired the shares of Common Stock for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, and market conditions, the Reporting Persons may dispose of or purchase additional shares of Common Stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.

Additionally, the Pappas Funds plan to dispose of 32,897 shares of Common Stock of the Issuer by transferring them to Employees pursuant to the Transfer and Sale Agreements. This disposition is expected to occur by August 2011.

Except as may be set forth in this Schedule 13D, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety by the following:

As of the date of this Amendment No. 2:

CUSIP No. 56804Q102	SCHEDULE 13D	Page 7 of 8

(i) Pappas Ventures III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 5,005,195 shares of Common Stock of the Issuer, which represents approximately 8.5% of the Issuer’s outstanding Common Stock;

(ii) CEO III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 311,178 shares of Common Stock of the Issuer, which represents approximately 0.5% of the Issuer’s outstanding Common Stock;

(iii) Management III is the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Consequently Management III may be deemed to be the beneficial owner of any shares owned directly by the Pappas Funds. Management III disclaims beneficial ownership of the shares held by the Pappas Funds, except to the extent of its pecuniary interest therein; and

(iv) Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 5,316,373 shares of Common Stock of the Issuer, which represents approximately 9.1% of the Issuer’s outstanding Common Stock.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) In the past 60 days, the Reporting Persons effected the following additional transactions in the Common Stock of the Issuer:

•

On July 6, 2011, Pappas Ventures III exercised 1,506,349 Series B Warrants and CEO III exercised 93,651 Series B Warrants. The exercise price of each warrant was $0.128. See Item 3 above for additional information.

•

On July 6, 2011, Pappas Ventures III disposed of 24,090 shares of Common Stock of the Issuer, and CEO III disposed of 1,498 shares. These dispositions were pursuant to the Transfer and Sale Agreements and were for no consideration. The transactions were effected by the Pappas Funds transferring the shares from their brokerage accounts to the respective brokerage accounts of the Employees.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2011

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

A. M. PAPPAS & ASSOCIATES, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner